UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*
UpHealth, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

91532B200
(CUSIP Number)

Lynrock Lake LP
Attn: Cynthia Paul
2 International Drive, Suite 130
Rye Brook, NY 10573
914-449-4660
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  91532B200
1	NAMES OF REPORTING PERSONS
Lynrock Lake LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
901,310 (2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
901,310(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
901,310(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, IA

(1)
This Schedule 13D is filed by Lynrock Lake LP (the “Investment Manager”), Lynrock Lake Partners LLC (the “General Partner”) and Cynthia Paul (“Ms. Paul” and, with the Investment Manager and the General Partner, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)
Lynrock Lake Master Fund LP (“Lynrock Fund”) directly holds Convertible Notes (as defined below) that are, after giving effect to the reduction of the number of shares that may be issued upon conversion described in Section 6, convertible into 901,310 shares of the common stock (“Common Stock”) of UpHealth, Inc. (the "Issuer"). The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund.

(3)
This calculation is based on 17,161,024 shares of Common Stock outstanding as of August 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the Securities and Exchange Commission (“SEC”) on August 10, 2023 plus the number of shares of Common Stock that would be issued upon conversion of the Convertible Notes after giving effect to the limits upon issuance of common stock upon conversion in the applicable indentures.

CUSIP No.  91532B200
1	NAMES OF REPORTING PERSONS
Lynrock Lake Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
901,310 (2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
901,310 (2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
901,310 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)
Lynrock Fund directly holds Convertible Notes that are, after giving effect to the reduction of the number of shares that may be issued upon conversion described in Section 6, convertible into 901,310 shares of Common Stock. The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund.

(3)
This calculation is based on 17,161,024 shares of Common Stock outstanding as of August 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the SEC on August 10, 2023 plus the number of shares of Common Stock that would be issued upon conversion of the Convertible Notes after giving effect to the limits upon issuance of common stock upon conversion in the applicable indentures.

CUSIP No.  91532B200
1	NAMES OF REPORTING PERSONS
Cynthia Paul

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
901,310 (2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
901,310 (2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
901,310 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)
Lynrock Fund directly holds Convertible Notes that are, after giving effect to the reduction of the number of shares that may be issued upon conversion described in Section 6, convertible into 901,310 shares of Common Stock. The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund.

(3)
This calculation is based on 17,161,024 shares of Common Stock outstanding as of August 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the SEC on August 10, 2023 plus the number of shares of Common Stock that would be issued upon conversion of the Convertible Notes after giving effect to the limits upon issuance of common stock upon conversion in the applicable indentures.

Item 1.  Security and Issuer
The class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.0001 per share (“Common Stock”) of UpHealth, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 14000 S. Military Trail, Suite 203, Delray Beach, FL 33484.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
Item 2.  Identity and Background
(a)
This Schedule 13D is filed by Lynrock Lake LP (the “Investment Manager”), Lynrock Lake Partners LLC (the “General Partner”) and Cynthia Paul (“Ms. Paul” and, with the Investment Manager and the General Partner, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business office of the Reporting Persons is 2 International Drive, Suite 130, Rye Brook, NY 10573.
(c)	The principal business of the Reporting Persons is investment management. Ms. Paul serves as the Sole Member of the General Partner, which is the general partner of the Investment Manager.
(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Investment Manager and General Partner was organized in the state of Delaware, and Ms. Paul is a citizen of the United States.
Item 3.  Source and Amount of Funds or Other Consideration
All of the Convertible Notes reported herein were purchased by Lynrock Fund between August 2021 and August 2022.  The source of the capital to purchase such securities was Lynrock Fund’s working capital, consisting of contributions from its general and limited partners (and which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).  The aggregate purchase price of the Convertible Notes is approximately $35,214,460, excluding brokerage commissions.
Item 4.  Purpose of Transaction
The Reporting Persons acquired Variable Rate Convertible Senior Secured Notes due 2025 (the “2025 Notes”) and 6.25% Convertible Senior Notes due 2026 (the “2026 Notes” and, together with the 2025 Notes, collectively, the “Convertible Notes”) reported herein for investment purposes, and such acquisitions were made in the Reporting Persons’ ordinary course of business.  The Reporting Persons filed an initial Schedule 13G with the Securities and Exchange Commission (the “SEC”) on February 14, 2023 (the “Schedule 13G”).
The Reporting Persons are filing this Schedule 13D to supersede their prior filing on Schedule 13G.  On September 19, 2023, UpHealth Holdings, Inc., a wholly owned direct subsidiary of the Issuer, filed a voluntary petition for relief under the Chapter 11 of the U.S. Bankruptcy Code for the District of Delaware (the “Petition”). Following the filing of the Petition, the Reporting Persons expect to take efforts to attempt to preserve the value of the Convertible Notes or underlying Common Stock as the bankruptcy process continues.  The Reporting Persons may therefore engage in discussions with, among others, other holders of the Convertible Notes regarding a range of actions, transactions and restructurings, which could relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.
The Reporting Persons may, in their sole discretion, depending on market conditions, an evaluation of the business and the prospects of the Issuer and other factors, dispose of the Convertible Notes, shares of  Common Stock or other securities convertible into, exchangeable for or referencing Common Stock or the Convertible Notes, purchase additional Convertible Notes, shares of Common Stock or other securities convertible into, exchangeable for or referencing the Common Stock  or Convertible Notes from time to time in the open market, in privately negotiated transactions or otherwise, including through potential hedging activities, subject to market conditions, legal and regulatory restrictions, and other factors.
Item 5.  Interest in Securities of the Issuer
(a)	See responses to Item 11 and 13 on the cover pages of this filing and the applicable footnotes, which are incorporated herein by reference.
(b)	See responses to Items 7, 8, 9 and 10 on the cover pages of this filing and the applicable footnotes, which are incorporated herein by reference.
(c)	Item 6 is hereby incorporated by reference. The Reporting Persons have not engaged in any transactions in the Common Stock during the past sixty days.
(d)	Certain feeder funds that invest in Lynrock Fund may have the right to receive dividends from, and proceeds from the sale of, the securities directly held by Lynrock Fund.
(e)	On September 22, 2023, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The indentures relating to the 2025 Notes and the 2026 Notes prohibit the Issuer from effecting the conversion of such Convertible Notes and the holder from converting any such Convertible Notes if the number of shares of Common Stock that may be issued upon conversion to the holder of such Convertible Notes if, following the conversion, the holder or any “Attribution Parties” would beneficially own in excess of the “maximum percentage” of the Common Stock.  The maximum percentage was initially set at 9.99%, but a holder may reduce the applicable maximum percentage.  On September 22, 2023, the Lynrock Fund delivered a notice to the Issuer to reduce the applicable maximum percentage to 4.99%.  Each indenture defines “Attribution Parties” to mean, collectively, the following persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the issue date of the notes, directly or indirectly managed or advised by a holder’s investment manager or any of its affiliates or principals, (ii) any direct or indirect affiliates of such holder or any of the foregoing, (iii) any person acting or who could be deemed to be acting as a “group,” (as such term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended or Rule 13d-5 thereunder) together with such holder or any of the foregoing and (iv) any other persons whose beneficial ownership of the Common Stock would or could be aggregated with such holder’s and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act.
As a minority member of GigAcquisitions2, LLC, Lynrock Fund may receive a distribution of up to 188,023 shares of Common Stock and warrants that allow for the purchase upon exercise of up to 20,000 shares of Common Stock, if and when the manager of GigAcquisitions2, LLC determines that any such distribution can be made.
Item 7.  Material to be Filed as Exhibits
A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
B.
Indenture, dated June 9, 2021, by and between UpHealth, Inc. and Wilmington Trust, National Association, a national banking association, in its capacity as trustee thereunder (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K/A filed with the SEC on June 15, 2021).

C.
Indenture, dated August 18, 2022, by and between UpHealth, Inc. and Wilmington Trust, National Association, a national banking association, in its capacity as trustee thereunder (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 19, 2022).

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated:  September 26, 2023
LYNROCK LAKE LP

By:	Lynrock Lake Partners LLC
its General Partner

By:	/s/ Cynthia Paul
Name: Cynthia Paul
Title: Sole Member

LYNROCK LAKE PARTNERS LLC

By:	/s/ Cynthia Paul
Name: Cynthia Paul
Title: Sole Member

/s/ Cynthia Paul
Cynthia Paul

Exhibit(s):
A Joint Filing Agreement

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of UpHealth, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.
Dated:  September 26, 2023
LYNROCK LAKE LP

By:	Lynrock Lake Partners LLC
its General Partner

By:	/s/ Cynthia Paul
Name: Cynthia Paul
Title: Sole Member

LYNROCK LAKE PARTNERS LLC

By:	/s/ Cynthia Paul
Name: Cynthia Paul
Title: Sole Member

/s/ Cynthia Paul
Cynthia Paul